# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002151490

## Reporting persons
- Serra Verde Rare Earths Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 46,809,526; sole dispositive power 0; shared dispositive power 46,809,526; aggregate amount beneficially owned 46,809,526 (12.5% of the class)
- MVB Investment Holdings LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,962,166; sole dispositive power 0; shared dispositive power 46,962,166; aggregate amount beneficially owned 46,962,166 (12.5% of the class)
- Pembroke Resources II Holdings (Cayman) LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,962,166; sole dispositive power 0; shared dispositive power 46,962,166; aggregate amount beneficially owned 46,962,166 (12.5% of the class)
- Denham Mining Fund LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,962,166; sole dispositive power 0; shared dispositive power 46,962,166; aggregate amount beneficially owned 46,962,166 (12.5% of the class)
- Denham Mining GP LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,962,166; sole dispositive power 0; shared dispositive power 46,962,166; aggregate amount beneficially owned 46,962,166 (12.5% of the class)
- Denham Mining GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,962,166; sole dispositive power 0; shared dispositive power 46,962,166; aggregate amount beneficially owned 46,962,166 (12.5% of the class)

## Item 1. Issuer
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, OK 74075

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Serra Verde Rare Earths Ltd.;

(ii) MVB Investment Holdings LLC;

(iii) Pembroke Resources II Holdings (Cayman) LLC;

(iv) Denham Mining Fund LP;

(v) Denham Mining GP LP; and

(vi) Denham Mining GP LLC.

This Schedule 13G relates to shares of Common Stock directly held by Serra Verde Rare Earths Ltd. and MVB Investment Holdings LLC. Serra Verde Rare Earths Ltd. is majority owned by MVB Investment Holdings LLC, whose sole owner is Pembroke Resources II Holdings (Cayman) LLC, whose sole owner is Denham Mining Fund LP. The general partner of Denham Mining Fund LP is Denham Mining GP LP, whose general partner is Denham Mining GP LLC. Each of Stuart D. Porter, Carl J. Tricoli, and Robert G. Still is a manager and director of Denham Mining GP LLC, but, in reliance on the "rule of three," each disclaims beneficial ownership over the shares of Common Stock directly held by Serra Verde Rare Earths Ltd. and MVB Investment Holdings LLC.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Denham Capital Management LP, 185 Dartmouth Street, 7th Floor, Boston, MA 02116.
Citizenship:
(i) Serra Verde Rare Earths Ltd. is a company incorporated and existing under the laws of the British Virgin Islands;

(ii) MVB Investment Holdings LLC is a Delaware limited liability company;

(iii) Pembroke Resources II Holdings (Cayman) LLC is a Cayman Islands limited liability company;

(iv) Denham Mining Fund LP is a Cayman Islands limited partnership;

(v) Denham Mining GP LP is a Cayman Islands limited partnership; and

(vi) Denham Mining GP LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, Serra Verde Rare Earths Ltd. may be deemed the beneficial owner of 46,809,526 shares of Common Stock that it directly holds.

As of the date hereof, each of MVB Investment Holdings LLC, Pembroke Resources II Holdings (Cayman) LLC, Denham Mining Fund LP, Denham Mining GP LP, and Denham Mining GP LLC may be deemed the beneficial owner of 46,962,166 shares of Common Stock consisting of (i) 46,809,526 shares of Common Stock that are directly held by Serra Verde Rare Earths Ltd. and (ii) 152,640 shares of Common Stock that are directly held by MVB Investment Holdings LLC.

Based on the relationships described herein, each of the Reporting Persons may be deemed to share beneficial ownership over the 46,809,526 shares of Common Stock directly held by Serra Verde Rare Earths Ltd., and each of MVB Investment Holdings LLC, Pembroke Resources II Holdings (Cayman) LLC, Denham Mining Fund LP, Denham Mining GP LP, and Denham Mining GP LLC may be deemed to share beneficial ownership over the 152,640 shares of Common Stock directly held by MVB Investment Holdings LLC.
Percent of class: As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 12.5% of the shares of Common Stock outstanding. This percentage is based on 375,076,567 shares of Common Stock outstanding as of September 3, 2026, as reported in the Form S-3 the Issuer filed on September 4, 2026.
Sole power to vote or to direct the vote:
(i) Serra Verde Rare Earths Ltd.: 0

(ii) MVB Investment Holdings LLC: 0

(iii) Pembroke Resources II Holdings (Cayman) LLC: 0

(iv) Denham Mining Fund LP: 0

(v) Denham Mining GP LP: 0

(vi) Denham Mining GP LLC: 0
Shared power to vote or to direct the vote:
(i) Serra Verde Rare Earths Ltd.: 46,809,526

(ii) MVB Investment Holdings LLC: 46,962,166

(iii) Pembroke Resources II Holdings (Cayman) LLC: 46,962,166

(iv) Denham Mining Fund LP: 46,962,166

(v) Denham Mining GP LP: 46,962,166

(vi) Denham Mining GP LLC: 46,962,166
Sole power to dispose or to direct the disposition:
(i) Serra Verde Rare Earths Ltd.: 0

(ii) MVB Investment Holdings LLC: 0

(iii) Pembroke Resources II Holdings (Cayman) LLC: 0

(iv) Denham Mining Fund LP: 0

(v) Denham Mining GP LP: 0

(vi) Denham Mining GP LLC: 0
Shared power to dispose or to direct the disposition:
(i) Serra Verde Rare Earths Ltd.: 46,809,526

(ii) MVB Investment Holdings LLC: 46,962,166

(iii) Pembroke Resources II Holdings (Cayman) LLC: 46,962,166

(iv) Denham Mining Fund LP: 46,962,166

(v) Denham Mining GP LP: 46,962,166

(vi) Denham Mining GP LLC: 46,962,166

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The response to Item 2(a) is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated September 11, 2026

## Signatures
- Serra Verde Rare Earths Ltd.: /s/ Anthony Fiore, Anthony Fiore, Director (09/11/2026)
- MVB Investment Holdings LLC: /s/ Anthony Fiore, Anthony Fiore, Vice President & Secretary, Manager on the Board of Managers (09/11/2026)
- Pembroke Resources II Holdings (Cayman) LLC: /s/ Anthony Fiore, Anthony Fiore, Vice President & Secretary, Managing Director (09/11/2026)
- Denham Mining Fund LP: /s/ Anthony Fiore, Anthony Fiore, Managing Director of Denham Mining GP LLC, general partner of Denham Mining GP LP, general partner of Denham Mining Fund LP (09/11/2026)
- Denham Mining GP LP: /s/ Anthony Fiore, Anthony Fiore, Managing Director of Denham Mining GP LLC, general partner of Denham Mining GP LP (09/11/2026)
- Denham Mining GP LLC: /s/ Anthony Fiore, Anthony Fiore, Managing Director (09/11/2026)